May 13, 2021

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Ms. Vroman-Lee:

On March 1, 2021, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Sierra Tactical Risk Spectrum 30 Fund, Sierra Tactical Risk Spectrum 50 Fund, and Sierra Tactical Risk Spectrum 70 Fund (each a “Fund” and collectively, the “Funds”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on April 8, 2021. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: With respect to each of the Funds, please confirm that each Fund will hold the respective number of securities as indicated by its name. For example, please confirm that the Sierra Tactical Risk Spectrum 30 Fund will hold 30 securities.

Response: The Registrant respectfully declines to revise existing disclosure. The Registrant notes that there is no requirement in Rule 35d-1, or the Rule’s adopting release that requires a fund to hold a specific number of securities in its portfolio due to a numerical digit appearing its in name. The Registrant notes other registered funds use numbers in their fund names that have varying significance (e.g., target date funds, 130/30 strategy funds). Moreover, the Registrant further notes that the number in each Fund’s name corresponds to the target percentage of equity securities held in that Fund’s portfolio over a certain period through investment in underlying funds as disclosed in each Fund’s principal investment strategy.

Prospectus

Fee Table

2.	Comment: Please revise footnote 2 to the fee table to clarify that any fee waiver or expense reimbursement is only eligible for reimbursement to the Adviser within three years from the specific date in which any fee waiver or expense reimbursement occurred. Additionally, please revise to indicate that no recoupment payment may be made to the Adviser if it causes the Fund to exceed any expense cap in place at the time of waiver and any expense cap in place at the time of recoupment. This comment applies to each Fund.

Response: The Registrant has revised the disclosure in question, with respect to each Fund, as follows:

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date when the amount is waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or the then-current expense limits.

Principal Investment Strategies

3.	Comment: With respect to investments in underlying funds, please revise the disclosure to indicate if these underlying funds are affiliated or unaffiliated. This comment applies to each Fund.

Response: The Registrant has revised the disclosure to indicate that the underlying funds are unaffiliated.

4.	Comment: Please clarify if the Funds will invest in underlying equity funds of any market capitalization. If so, please revise the disclosure as applicable. The staff notes the inclusion of principal investment risks of large-, mid-, and small-cap investments.

Response: The Registrant has revised principal investment strategy disclosure for each Fund to state, “[u]nder normal market conditions, the Fund’s target exposure over a three-year period to equity securities, of any market capitalization, through the Underlying Funds will average….”

5.	Comment: Please ensure that any reference to high yield bonds in each Fund’s strategy also includes the definition of such bonds as “junk bonds.” Please also revise the disclosure in each Fund’s strategy to include the maturity policy for any fixed income securities that a Fund may invest in.

Response: The Registrant confirms that any reference to high yield bonds in each Fund’s strategy also includes the definition of such bonds as “junk bonds.” The Registrant has also revised each Fund’s principal investment strategy disclosure with respect to maturity to state:

“The Fund does not have a target allocation for non-equity securities exposure and may invest in underlying fixed income funds without constraint as to maturity or credit quality.”

6.	Comment: Please revise the following disclosure in plain English; “…by quantitatively analyzing all Underlying Funds that invest in underlying instruments to identify those that exhibit the most attractive uptrends and have been given a ‘buy’ signal under the Adviser’s proprietary discipline.”

Response: The Registrant has revised the disclosure in question as follows: “…by quantitatively analyzing all Underlying Funds ~~that invest in underlying instruments~~ to identify those that exhibit the most attractive ~~uptrends~~ positive trends and have been given a ‘buy’ signal under the Adviser’s proprietary ~~discipline~~ investment process.”

7.	Comment: Please revise the following phrase in plain English; “trailing stop discipline.”

Response: The Registrant has revised the disclosure in question to add the following: “[a] ‘trailing stop loss’ is a type of stop loss calculation that rises each day as the price of the underlying security rises, and thus ‘trails’ the price movement.”

8.	Comment: Please revise the following phrase in plain English; “reactive approach.”

Response: The Registrant has revised the disclosure in question as follows, “[t]he Adviser employs a ‘reactive’ approach, meaning it reacts with discipline to actual reversals in price trends, as distinct from a ‘predictive’ approach to market movements.”

Principal Investment Risks

9.	Comment: Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

10.	Comment: Please consider whether the events caused by the COVID-19 pandemic warrant additional risk disclosure and revise the current risk disclosure accordingly if so. If the Registrant does not believe that additional disclosure is warranted, please supplementally explain why.

Response: The Registrant has added the following risks:

Item 4 -

COVID-19 Risk. An outbreak of infectious respiratory illness caused by the novel coronavirus known as COVID-19 was first detected in China in December 2019 before spreading worldwide and being declared a global pandemic by the World Health Organization in March 2020. COVID-19 has resulted in travel restrictions, closed international borders, enhanced health screenings, disruption and delays in healthcare services, prolonged quarantines, cancellations, temporary store closures, social distancing, government ordered curfews and business closures, disruptions to supply chains and consumer activity, shortages, highly volatile financial markets, and general concern and uncertainty.

Item 9 -

COVID-19 Risk. An outbreak of infectious respiratory illness caused by the novel coronavirus known as COVID-19 was first detected in China in December 2019 before spreading worldwide and being declared a global pandemic by the World Health Organization in March 2020. COVID-19 has resulted in travel restrictions, closed international borders, enhanced health screenings, disruption and delays in healthcare services, prolonged quarantines, cancellations, temporary store closures, social distancing, government ordered curfews and business closures, disruptions to supply chains and consumer activity, shortages, highly volatile financial markets, and general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies and capital markets of many nations or the entire global economy, as well as individual companies, entire sectors, and securities and commodities markets (including liquidity), in ways that may not necessarily be foreseen at the present time. COVID-19 and other health crises in the future may exacerbate other pre-existing political, social and economic risks, and its impact in developing or emerging market countries may be greater due to less established health care systems. The duration and ultimate impact of the current outbreak is not known. There is a risk that you may lose money by investing in the Fund.

Performance

11.	Comment: Please supplementally disclosure what the broad-based index will be for each Fund.

Response: The intended broad-based index for each Fund is as follows:

Sierra Tactical Risk Spectrum 30 Fund: Morningstar Con Tgt Risk TR USD

Sierra Tactical Risk Spectrum 50 Fund: Morningstar Mod Con Tgt Risk TR USD

Sierra Tactical Risk Spectrum 70 Fund: Morningstar Mod Tgt Risk TR USD

Additional Information About Investment Strategies and Related Risks

12.	Comment: Please revise the Funds’ Item 9 strategy disclosure so that it is not identical to each Fund’s Item 4 strategy disclosure.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that both the strategy and risk sections included in Item 9 are currently drafted to include expanded, fuller discussions of the corresponding disclosures included in Item 4 for each Fund.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser